FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  15 May, 2007


                                File no. 0-17630


                           Director/PDMR Shareholding




                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Daniel N. O'Connor



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



Director & Spouse



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Director & Spouse



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Davycrest Nominees Limited Acct 75330      6,343

Daniel N. O'Connor                         1,000



8 State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



65



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin.



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



7,343



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



David M. Kennedy



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



Director & Spouse



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Director & Spouse



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



David M. Kennedy                                               54,312

Una E. Kennedy                                                  3,668

David M. Kennedy & Patricia Kennedy                             9,250



8 State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



592



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



- Director/Spouse
57,980

- As Trustee
     9,250



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Declan W. Doyle



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Declan W. Doyle



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Declan W. Doyle                                191,203

AC Employee Benefit Trustees Limited             1,075



8 State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



1,961



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



192,278



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification


15th May 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Kieran McGowan



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Kieran McGowan



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Davycrest Nominees Limited Acct 45700



8 State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



82



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



7,997



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/secretary



Angela Malone



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Angela Malone



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Angela Malone                                         35,155

AC Employee Benefit Trustees Limited                   1,475



8. State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



298



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



36,630



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



 (i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Albert Manifold



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Albert Manifold



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Albert Manifold                                   782

Alibank Nominees Limited                        2,834

AC Employee Benefit Trustees Limited            1,478



8. State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



53



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed







12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



5,094



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



 (i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Jack Golden



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Jack Golden



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Jack Golden                                   14,773

AC Employee Benefit Trustees Limited           1,476



8. State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



151



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed







12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



16,249



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Jan Maarten de Jong



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Jan Maarten de Jong



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Bank of Ireland Nominees Limited



8. State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



31



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



3,115



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



 (i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Liam Hughes



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Liam Hughes



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Liam Hughes                                  105

AC Employee Benefit Trustees Limited         403



8. State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



7



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed







12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



508



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Myles P. Lee



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Myles P. Lee



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Myles P. Lee                                 230,843

Louise Lee                                     6,686

AC Employee Benefit Trustees Limited           1,478





8. State the nature of the transaction



(i) Exercise of Options

(ii) Scrip Dividend

(iii) Sale of Shares



9. Number of shares, debentures or financial instruments relating to shares acquired



92,700



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



80,000





12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



(i) 40,454 @ EUR17.2615; 25,000 @ EUR18.28; 25,000 @ EUR19.68

(ii)   EUR29.92

(iii)  EUR34.86



14. Date and place of transaction



(i) & (ii) 14th May 2007, Dublin

(iii) 15th May 2007, Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



239,007



16. Date issuer informed of transaction



(i) & (ii) 14th May 2007

(iii) 15th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................





24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



 (i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Mairtin Clarke



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Mairtin Clarke



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Mairtin Clarke



8. State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



200



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed







12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



19,595



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



William I. O'Mahony



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



William I. O'Mahony



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



William I. O'Mahony                                 501,392

Arnolda L. O'Mahony                                 242,057

AC Employee Benefit Trustees Limited                  1,478



8. State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



16



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



744,927



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries





Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Thomas W. Hill



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Thomas W. Hill



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Aurum Nominees Limited                                51,063

Bank of Ireland Nominees Limited Acct BONYADR         21,726

Vidacos Nominees Limited                               6,672



8. State the nature of the transaction



Scrip Dividend



9. Number of shares, debentures or financial instruments relating to shares acquired



717



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR29.92



14. Date and place of transaction



14th May 2007; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



79,461



16. Date issuer informed of transaction



14th May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



15th May 2007





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  15 May, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director